EXHIBIT 4.93

DEED OF LOAN, CESSION, PAYMENT AND SET-OFF ENTERED INTO BETWEEN:-

DRDGOLD, LTD

("DRDGOLD")

AND

EAST RAND PROPRIETARY MINES LTD

("ERPM")

AND

CROWN GOLD RECOVERIES (PTY) LTD

("CGR")

AND

BLYVOORUITZICHT GOLD MINING COMPANY LTD

("BLYVOOR")

Whereas:-

- ERPM and Khumo Bathong Holdings (Pty) Ltd ("KBH") have entered into an agreement of sale in terms of which ERPM acquired from KBH shareholders claims against CGR amounting, as at 31 May 2005, to R150,795,123.83 (the KBH Loan); and

- DRDGold has agreed to lend to the ERPM an amount of R9,297,250.00, ("the Loan") to pay the purchase price agreed between KBH and ERPM in respect of the KBH Loan; and

- ERPM has offered one class A preference share to Khumo Gold SPV at a subscription price of R2,728,500.00 (the ERPM Subscription Consideration) payable upon issue, entitling Clidet No 610 (Pty) Ltd ("Khumo Gold SPV") to call on ERPM to declare and pay to Khumo Gold SPV a special dividend in an amount equal to 15% of any payment made by ERPM to DRDGOLD toward certain secured shareholder claims; and

- CGR has offered one class A preference share to Khumo Gold SPV at a subscription price of R4,080,000.00 (the ERPM Subscription Consideration) payable on issue, entitling Khumo Gold SPV to call on CGR to declare and pay to Khumo Gold SPV a special dividend of 15% of any payment made by CGR to DRDGOLD toward certain secured shareholder claims; and

- Blyvoor has offered one class A preference share to Khumo Gold SPV at a subscription price of R3,838,500.00 (the Blyvoor Subscription Consideration) payable on issue, entitling Khumo Gold SPV to call on Blyvoor to declare and pay to Khumo Gold SPV a special dividend of 15% of any payment made by CGR to DRDGOLD toward certain shareholder claims; and

- CGR and Blyvoor have bound themselves, jointly and severally, the one paying the other to be absolved, in favour of DRDGOLD as surety and co-principal debtor in respect of any obligation arising in terms of the ERPM Loan, and ERPM, in turn, has issued an indemnity in favour of CGR and Blyvoor in respect of any payment they are called upon to make in terms of the Indemnity; and

- Khumo Gold SPV has elected to, and has notified ERPM and CGR of its intention to subscribe to both the Class A preference share in ERPM and the Class A preference share in CGR;

NOW THEREFORE the parties agree to the following:

1. <u>Loan</u>

   a. DRDGOLD hereby lends an amount of R9,297,250.00, to ERPM ("the ERPM Loan").

   b. ERPM shall draw down the ERPM Loan, by instructing DRDGOLD to pay on its behalf an amount of R9,297,250.00 to KBH in discharge of the purchase consideration of the KBH Loan;

   c. The ERPM Loan shall be repayable on the date on which Khumo Gold SPV becomes liable to pay the subscription price in respect of the each of the class A preference shares in CGR, Blyvoor and ERPM, or if Khumo Gold SPV had not subscribed for the said class A preference shares by 18 November 2005, on demand;

d. The ERPM Loan shall bear compounded interest, calculated and added monthly in arrears from the draw down date until payment at 200 basis points below the prevailing prime lending rate of the Standard Bank of South Africa Ltd.

2. <u>Cession of Consideration</u>

a. ERPM, as payment under the ERPM Loan, hereby cedes to DRDGOLD its right to recover from Khumo Gold SPV the Subscription Price for the Class A preference share in ERPM.

b. CGR and Blyvoor, as payment under the suretyships, hereby assign to DRDGOLD the right to recover the Subscription Price for the Class A preference share in CGR and Blyvoor, respectively, from Khumo Gold SPV, and cede to it the right to recover against these payments an amount not exceeding the balance owing under the ERPM Loan, after accounting for the payment made by ERPM in terms of clause 2.a. DRDGOLD shall proportionately reimburse CGR and Blyvoor any amount received in respect of the Subscription Price in excess of the aforementioned balance.

3. <u>Acknowledgement of Debt and Set-Off</u>

a. ERPM hereby acknowledges that upon CGR paying under the suretyship, it (ERPM) shall become indebted to CGR for an amount equal to such payment under the Indemnity.

b. ERPM shall pay CGR the amount thus owing, forthwith upon becoming indebted to it. Payment shall occur by offsetting CGR's claim against ERPM against CGR's indebtedness to ERPM under the KBH Loan.

c. ERPM hereby acknowledges that upon Blyvoor paying under the suretyship, it (ERPM) shall become indebted to Blyvoor for an amount equal to such payment under the Indemnity.

d. ERPM shall pay Blyvoor the amount thus owing, forthwith upon becoming indebted to it. Payment shall occur upon ERPM receiving a demand by Blyvoor to pay.

SIGNED AT JOHANNESBURG BY THE PARTIES ON THE DATES AS STATED BELOW.

As Witnesses:

1. _____

2. _____   <u>/s/ JWC Sayers</u>
                                         JWC Sayers
                                         Chief Financial Officer
                                         For: DRDGOLD

As Witnesses:

1. _____

2. _____   <u>/s/ WT Beer</u>
                                         WT Beer
                                         Regional General Manager Assets
                                         And Commercial
                                         For : ERPM

As Witnesses:

1. _____

2. _____   /s/ WT Beer
                                                         WT Beer
                                                         Regional General Manager Assets
                                                         And Commercial
                                                         For : CGR

As Witnesses:

1. _____
2. _____   /s/ MG Munroe
                                                         MG Munroe
                                                         General Manager
                                                         For : Blyvoor